Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rex Energy Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Rex Energy Corporation and subsidiaries (the Company) (No. 333-174741) and the Registration Statement on Form S-8 of the Company (No. 333-146648), our reports dated March 15, 2012 with respect to the consolidated balance sheet of the Company as of December 31, 2011, and the related consolidated statements of operations, changes in noncontrolling interests and stockholders’ equity (deficit), and cash flows for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP
KPMG LLP
Dallas, Texas
March 15, 2012